UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Alico, Inc.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

016230104

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 10, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016230104	13D	Page 2 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 286,901 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 286,901 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.89%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

CUSIP No. 016230104	13D	Page 3 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 286,901 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 286,901 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.89%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 016230104	13D	Page 4 of 9 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 286,901 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 286,901 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.89%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 016230104	13D	Page 5 of 9 pages

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D as filed on February 23, 2005, as amended by Amendment No. 1 thereto filed on March 1, 2005 and Amendment No. 2 thereto filed on May 25, 2005 (the “Schedule 13D”), with respect to the shares of common stock, par value $1.00 per share (the “Shares”), of Alico, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 016230104	13D	Page 6 of 9 pages

Item 5. Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., Silvercrest Real Estate Fund (International), Silvercrest Real Estate Fund, Mercury Real Estate Securities Fund LP, Mercury Real Estate Securities Offshore Fund, Ltd. and Silvercreek SAV LLC owned beneficially 98,750, 188,725, 28,348, 5,782, 7,301, 14,978 and 13,017 Shares, respectively, representing approximately 1.34%, 1.61%, 0.38%, 0.08%, 0.10%, 0.20% and 0.18%, respectively, of the Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Advisors, in its capacity as investment advisor of the Funds, may be deemed to be the beneficial owner of 286,901 Shares, constituting 3.89% of the 7,368,612 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. Jarvis, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 286,901 Shares, constituting 3.89% of the 7,368,612 Shares of the Issuer outstanding as reported in publicly available information.

As of the date hereof, Mr. MacLean, in his capacity as a Managing Member of Advisors, may be deemed to be the beneficial owner of 286,901 Shares, constituting 3.89% of the 7,368,612 Shares of the Issuer outstanding as reported in publicly available information.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit A attached hereto and incorporated herein by reference.

(d) Not applicable.

(e) On October 10, 2005, the reporting persons ceased to be the beneficial owners of more than five percent of the Shares outstanding.

CUSIP No. 016230104	13D	Page 7 of 9 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit 7.1	Letter, dated March 1, 2005, from David R. Jarvis and Malcolm F. MacLean IV to John R. Alexander, Chairman of the Board of Directors of Alico, Inc.*

Exhibit 7.2	Letter, dated March 1, 2005, from David R. Jarvis and Malcolm F. MacLean IV to Douglas D. McKenney, CFA, Director, Listing Qualifications, The Nasdaq Stock Market, Inc.*

Exhibit 7.3	Transactions in Shares During Past 60 Days.

Exhibit 7.4	Joint Filing Agreement, dated as of February 23, 2005, by and among Mercury Real Estate Advisors LLC, a Delaware limited liability company, and David R. Jarvis and Malcolm F. MacLean IV, each an individual.**

*Previously filed with Amendment No. 1 to the Schedule 13D/A on March 1, 2005.

**Previously filed as Exhibit 7.1 to the Schedule 13D on February 23, 2005.

CUSIP No. 016230104	13D	Page 8 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: October 19, 2005	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV
Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV
Signature

/s/ David R. Jarvis
Signature

Exhibit A

Schedule of Transactions in Shares of

the Issuer During the Past 60 Days

Mercury Special Situations Offshore Fund, Ltd.

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
8/22/2005	8,011	49.5669
8/26/2005	526	49.9993
8/29/2005	919	49.3390
8/31/2005	11,139	51.0093
9/8/2005	182	49.6424
9/12/2005	(2,882)	50.5848
9/16/2005	(2,647)	49.9799
9/23/2005	(1,217)	48.9779
9/26/2005	400	48.8600
9/27/2005	2,288	49.1680
9/29/2005	1,650	48.6064
10/6/2005	(6,901)	46.0567
10/7/2005	(13,100)	45.7529
10/10/2005	(16,400)	45.7022
10/11/2005	(600)	45.6185
10/13/2005	(10,800)	42.7551
10/14/2005	897	44.3087
Mercury Special Situations Fund LP
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
8/22/2005	1,459	49.5669
8/26/2005	2,213	49.9993
8/29/2005	166	49.3390
8/31/2005	5,973	50.9087
9/8/2005	293	49.6424
9/12/2005	(2,422)	50.5848
9/16/2005	(2,700)	49.9799
9/23/2005	(600)	48.9780
9/26/2005	100	48.8600
9/27/2005	2,152	49.1680
9/28/2005	2,432	48.7344
10/6/2005	(6,600)	46.0567
10/7/2005	(12,900)	45.7529
10/10/2005	(13,900)	45.7022
10/11/2005	(400)	45.6185
10/13/2005	(9,076)	42.7551
10/14/2005	747	44.3087

(1)	All purchases/sales were effected though open market or privately negotiated transactions.
(2)	Inclusive of brokerage commissions.

9

Silvercrest Real Estate Fund (International)

Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
8/26/2005	256	49.9993
8/31/2005	2,039	51.0094
9/12/2005	(670)	50.5848
9/16/2005	(1,100)	49.9799
9/23/2005	(100)	48.9779
9/27/2005	598	49.1680
9/29/2005	209	48.6064
10/6/2005	(1,100)	46.0567
10/7/2005	(2,100)	45.7529
10/10/2005	(4,000)	45.7022
10/11/2005	(100)	45.6184
10/13/2005	(3,125)	42.7551
10/14/2005	214	44.3087
Silvercrest Real Estate Fund
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
8/22/2005	284	49.5669
8/26/2005	115	49.9993
8/29/2005	34	49.3391
8/31/2005	461	51.0094
9/12/2005	(142)	50.5847
9/16/2005	(400)	49.9799
9/27/2005	29	49.1679
10/6/2005	(300)	46.0567
10/7/2005	(700)	45.7529
10/10/2005	(800)	45.7022
10/13/2005	(618)	42.7551
10/14/2005	43	44.3086

10

Mercury Real Estate Securities Fund LP
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
8/16/2005	2,978	49.1243
8/17/2005	1,651	48.9820
8/19/2005	824	48.0014
8/23/2005	633	48.9948
8/30/2005	2,486	48.9803
9/9/2005	(2,013)	50.9915
9/12/2005	(419)	50.5848
9/13/2005	826	50.1439
9/14/2005	(200)	50.1814
9/15/2005	(900)	50.1349
9/19/2005	200	49.3847
9/21/2005	1,200	48.9147
9/22/2005	1,300	49.1269
9/30/2005	9,525	50.5395
10/3/2005	(6,300)	49.9767
10/5/2005	(4,300)	47.1051
10/12/2005	(2,400)	45.01812
Mercury Real Estate Securities Offshore Fund, Ltd.
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
8/16/2005	5,792	49.1243
8/17/2005	1,243	48.9820
8/18/2005	2,136	48.0650
8/19/2005	1,359	48.0014
8/23/2005	1,206	48.9948
8/30/2005	4,537	48.9803
9/9/2005	248	50.9892
9/12/2005	(869)	50.5848
9/13/2005	(726)	50.2279
9/14/2005	(703)	50.1814
9/15/2005	(1,916)	50.1349
9/19/2005	431	49.3847
9/21/2005	2,404	48.9147
9/22/2005	2,852	49.1269
9/30/2005	16,975	50.5394
10/3/2005	(12,213)	49.9767
10/5/2005	(8,152)	47.1051
10/12/2005	(3,964)	45.01812
Silvercreek SAV LLC
Date of Transaction	Quantity Purchased(Sold)(1)	Price/Share ($)(2)
8/22/2005	246	49.5669
8/26/2005	1,890	49.9993
8/29/2005	149	49.3390
9/12/2005	(315)	50.5848
9/16/2005	(1,600)	49.9799
9/29/2005	141	48.6064
10/6/2005	(700)	46.0567
10/7/2005	(1,300)	45.7529
10/10/2005	(1,800)	45.7022
10/11/2005	(100)	45.6184
10/13/2005	(1,381)	42.7551
10/14/2005	99	44.3087

11